SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer


Smiles
PR-GIT

Corporate Merger Proposal by GOL Submitted to SMILES' Board of Directors

December 8, 2020

GOL

GOL | Agenda

1. Introduction
2. Summary of Merger
3. Transaction Benefits for Shareholders
4. Transaction Financial Impacts
5. Estimated Transaction Timetable
6. Questions and Answers

GOL | Introduction

GOL's proposal for merger of its two primary operating subsidiaries ("Merger" or "Transaction")

- GOL Group -- complementary businesses: air transportation (GLA), loyalty (SMILES), aircraft acquisition and financing
  - GLA and its codeshare partners represent ~90% of SMILES redemptions
  - SMILES represents ~12% of GLA's passengers
- COVID crisis had material impact on airlines and loyalty programs
  - Diligent and relentless work of GOL's management resulted in strong performance relative to peers throughout the pandemic period
  - Merits of the Merger more evident during the pandemic period
- Transaction is critical and value maximizing as it bolsters the positioning and flexibility of both companies in increasingly competitive markets, increases cash flow generation and strengthens the GOL Group's capital access
- Following negotiations with the SMILES independent directors, approval of Transaction to be submitted for SMILES shareholder vote

Principal Terms and Conditions of the Offer

- Exchange Ratio of 0.825 (the "Exchange Ratio")
- SMILES Shareholders will be offered an option to choose consideration from ONE of the following[(1)] options:
  - Receive 0.825 preferred share of GOL for each SMILES share held, or
  - Receive R$22.32 in cash for each share of SMILES share held, or
  - Receive a combination of preferred shares of GOL and cash by specifying the number of common shares of SMILES to receive each type of consideration
- SMILES controlling shareholder will not participate in the independent committee, following CVM's Opinion 35
- Robust negotiation process will allow independent committee to contribute to the Transaction
- SMILES minority shareholders will have the option to accept or reject negotiated terms, at their sole discretion
- Estimated closing by April 2021

(1) Merger consideration received by each shareholder will be subject to adjustments for a maximum amount of stock and a maximum amount of cash

GOL | Exchange Ratio

Since the pandemic struck in March 2020, GOL's stock price has outperformed SMILES and the price implied by the Exchange Ratio is a 26.3% premium to the SMILES 30 day VWAP



Better for SMILES
Better for GOL
1,10
0,95
0,80
0,65
Jun-20
Aug-20
Oct-20
Dec-20
Offer
@ 0.825
Market
@ 0.803

Source: *Capital IQ (12/04/2020)*

GOL | Summary of Merger (cont.)

Step 1: Merger of SMILES shares with GLA, with issuance of GLA preferred shares and GLA redeemable preferred shares to SMILES shareholders

Step 2: Merger of GLA shares by GOL, with issuance of GOL preferred shares and GOL redeemable preferred shares to GLA shareholders

Step 3: Redemption of GLA Redeemable Preferred Shares and GOL Redeemable Preferred Shares, with payment in cash based on the redemption of GOL Redeemable Preferred Shares to SMILES shareholders


Current Structure
Free Float (GOL)
GOL's Controlling Shareholder
GOL
Free Float (SMILES)
GLA
SMILES
Post-Transaction (1)
Free Float (SMILES + GOL)
GOL's Controlling Shareholder
GOL
GLA
SMILES

(1) *Post transaction, GOL will maintain the same listing level on the B3.*

GOL | Transaction Rationale

- Aligning all stakeholder interests
- Flexibility to adjust the program as competitive environments shift
- Ability to redesign the program for critical partnerships
- Flexibility to use FFP as a channel
- Capital for investment in the product and alignment on redemptions
- Cost and tax synergies


Airline
Frequent Flyer Program
Timeline
AIR CANADA
aeroplan
LATAM
multiplus
AEROMEXICO (1)
CLUB PREMIER (1)
Avianca
LifeMiles
GOL
Smiles
SMILES is the last frequent flyer program to remain independent of its airline
2005
2008
2011
2014
2017
2020
Separation
Recombination

(1) AeroMexico executed an agreement with Aimia in June 2020 that grants AeroMexico a 7-year option to purchase Aimia's stake in Club Premier

GOL | Transaction Benefits for Shareholders

Benefits for GOL Shareholders

- Allows for long-term competitiveness and value maximization
- Allows GOL to dynamically design offers and products to capture market share in the disrupted COVID environment, and to use the loyalty program as distribution channel to maximize sales and optimize margins
- Fully integrates the capital structure providing more efficient liquidity management, a lower cost of capital and enhanced capital access
- Eliminates costs associated to separate corporate structures, tax inefficiencies and unnecessary agency costs
- Simplifies GOL group’s operational and corporate governance
- Eliminates the misalignment of interests created by the existing structure

GOL | Transaction Benefits for Shareholders (cont.)

Benefits for SMILES Shareholders

- Exchange Ratio implies a share price that is a 26.3% premium above the 30-day volume-weighted-average price of SMILES and GOL
- Opportunity to be a meaningful shareholder in GOL and benefit from future value creation, a larger market capitalization and higher stock trading liquidity
- De-risking
- Fully aligns the two operating subsidiaries which will be critical for the GOL group's future success
- Retains fully focused management team for loyalty business
- No change to SMILES members

GOL | Transaction Financial Impacts

- Accretive to GOL's capital structure through improved cash generation, reduced working capital costs and enhanced liquidity management
- Additional cash flows and synergies improve short- and long-term credit metrics
  a) Transaction allows GOL to benefit from recurring annual tax savings and additional benefits from goodwill amortization
  b) Improved revenue management from the merger allows GOL to generate incremental revenues and profits
  c) Improved, less costly working capital and liquidity management
- Transaction will utilize a certain amount of cash based on the SMILES shareholder's elections and GOL's proposal is subject to GOL raising the necessary cash to close the transaction

GOL | Estimated Timetable

- **12/10/2020 – 01/11/2021:** First class corporate governance process led by independent directors
- **01/18/2020:** Call notice for SMILES Shareholders Meeting
- **02/18/2021:** SMILES Shareholders Meeting for Transaction Approval
- **03/22/2021:** Deadline for Right of Withdrawal
- **04/19/2021:** Settlement

DECEMBER

S	M	T	W	T	F	S
		1	2	3	4	5
6	7	8	9	10	11	12
13	14	15	16	17	18	19
20	21	22	23	24	25	26
27	28	29	30	31		

JANUARY

S	M	T	W	T	F	S
					1	2
3	4	5	6	7	8	9
10	11	12	13	14	15	16
17	18	19	20	21	22	23
24	25	26	27	28	29	30
31						

FEBRUARY

S	M	T	W	T	F	S
	1	2	3	4	5	6
7	8	9	10	11	12	13
14	15	16	17	18	19	20
21	22	23	24	25	26	27
28						

MARCH

S	M	T	W	T	F	S
	1	2	3	4	5	6
7	8	9	10	11	12	13
14	15	16	17	18	19	20
21	22	23	24	25	26	27
28	29	30	31			

APRIL

S	M	T	W	T	F	S
				1	2	3
4	5	6	7	8	9	10
11	12	13	14	15	16	17
18	19	20	21	22	23	24
25	26	27	28	29	30	

MAY

S	M	T	W	T	F	S
						1
2	3	4	5	6	7	8
9	10	11	12	13	14	15
16	17	18	19	20	21	22
23	24	25	26	27	28	29
30	31					

Questions and Answers

Disclaimer

This presentation contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel; (iii) the competitive environment in the Brazilian airline market and government measures that may affect it; (iv) fuel price volatility; and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

GOL